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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Integrity Mutual Funds, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45820C106
(CUSIP Number)
October 12, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45820C106	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Trace Partners, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		972,014

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		972,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	972,014

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

2

CUSIP No.	45820C106	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Trace Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		972,014

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		972,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	972,014

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

4

ITEM 1(a). NAME OF ISSUER:

Integrity Mutual Funds, Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One North Main Street
Minot, ND 58703
ITEM 2(a). NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

Trace Partners, LP
Trace Management, LLC
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

104 Woodmont Blvd., Ste. 200
Nashville, TN 37205
ITEM 2(c). CITIZENSHIP:

Trace Partners, LP is a Nevada limited partnership.
Trace Management, LLC is a Nevada limited liability company.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock
ITEM 2(e). CUSIP NUMBER:

45820C106
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO A RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer under Section 15 of the Act.
(b) [ ]	Bank as defined in Section 3(a)(6) of the Act.
(c) [ ]	Insurance Company as defined in Section 3(a)(6) of the Act.
(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act.
(e) [ ]	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) [ ]	Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 of Endowment Funds; see 240.13d-1(b)(ii)(F).
(g) [ ]	Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) [ ]	A church plan that is excluded from the definition of an investment company under

Section 3(c)(14) of the Investment Company Act;
(j) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP:

(a) Amount beneficially owned: 972,014

(b) Percent of Class: 7.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 972,014

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 972,014
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIAR WHICH ACQUIRE THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Trace Partners, LP: PN
Trace Management, LLC: IA
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.
ITEM 10. CERTIFICATION:

By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 20, 2006

TRACE PARTNERS, LP

By  /s/  Scott Nieboer
          Scott Nieboer for Trace Management, LLC, GP
TRACE MANAGEMENT, LLC

By  /s/  Scott Nieboer
          Scott Nieboer, Chief Manager

EXHIBIT A
JOINT FILING AGREEMENT
     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Integrity Mutual Funds, Inc. dated as of October 20, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 20, 2006

TRACE PARTNERS, LP

By  /s/  Scott Nieboer
          Scott Nieboer for Trace Management, LLC, GP
TRACE MANAGEMENT, LLC

By  /s/  Scott Nieboer
          Scott Nieboer, Chief Manager